UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                          Pro Tech Communications, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    742944101
                                 (CUSIP Number)

                           NCT Hearing Products, Inc.
                                20 Ketchum Street
                           Westport, Connecticut 06880
                                 (203) 226-4447
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 5, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  742944101


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
     NCT Hearing Products, Inc.                    52-2116055
------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a)   / /
                                                              (b)   / /
------------------------------------------------------------------------
3.   SEC USE ONLY
------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     OO
------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                             / /
------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------------------
NUMBER OF                        7.  SOLE VOTING POWER
 SHARES                                  54,948,525
BENEFICIALLY                     8.  SHARED VOTING POWER
 OWNED BY                                    0
  EACH                           9.  SOLE DISPOSITIVE POWER
REPORTING                                54,948,525
PERSON WITH                     10.  SHARED DISPOSITIVE POWER
                                             0
------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     54,948,525
-----------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                      / /
------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     90.0%
------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     CO
------------------------------------------------------------------------

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


                                  SCHEDULE 13D

CUSIP No.  742944101


Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.001 per share, of the following issuer:

         Pro Tech Communications, Inc.
         4492 Okeechobee Road
         Fort Pierce, FL  34947

Pro Tech Communications, Inc. ("Pro Tech") is a Florida corporation.

Item 2.  Identity and Background.

The name of the corporation filing this report is NCT Hearing Products, Inc. ("NCT Hearing" or "Reporting Person"), a Delaware corporation. NCT Hearing is wholly owned by NCT Group, Inc. ("NCT Group"), a Delaware corporation. NCT Hearing develops, designs, licenses and distributes technologies and products based upon its portfolio of proprietary intellectual property. The principal office address of NCT Hearing is 20 Ketchum Street, Westport, Connecticut 06880. Michael J. Parrella serves as Chairman of the NCT Hearing Board of Directors and as Chairman and Chief Executive Officer of NCT Group. Irene Lebovics serves as President and as a Director of each of NCT Hearing and NCT Group. Cy E. Hammond serves as Treasurer of NCT Hearing and is authorized to sign this statement on
Schedule 13D on behalf of NCT Hearing. Mr. Hammond is also Senior Vice President, Chief Financial Officer, Treasurer and a Director of NCT Group. In addition to Messrs. Parrella and Hammond and Ms. Lebovics, John J. McCloy and Sam Oolie serve as Directors of NCT Group. Other executive officers of NCT Group are Irving Lebovics, Senior Vice President, Global Sales and Mark Melnick, Senior Vice President, General Counsel and Secretary.

During the last five years, neither NCT Hearing, NCT Group nor any of the directors and executive officers of NCT Hearing or NCT Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it, he or she was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On April 5, 2004, NCT Hearing received 27,846,351 newly issued shares of Pro Tech common stock upon the settlement of $640,466 of outstanding notes owed to NCT Hearing.

Item 4.  Purpose of Transaction.

The purpose of the transaction described in Item 3 above was for investment with a view to maintaining a controlling interest in Pro Tech. As of the date of the event which required the filing of this Amendment No. 4 to Schedule 13D, the Reporting Person intended to maintain its controlling interest in Pro Tech but had made no determination to acquire additional securities of Pro Tech.

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


                                  SCHEDULE 13D

CUSIP No.  742944101


Item 5.  Interest in Securities of the Issuer.

(a) As of April 5, 2004, the Reporting Person beneficially owned 54,948,525 shares, or 90.0%, of the Pro Tech's issued and outstanding common stock.

(b) The Reporting Person has sole voting and disposition power of all of such shares.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

         None

Item 7.  Material to Be Filed as Exhibits.

         None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 18, 2005


                                                   NCT HEARING PRODUNTS, INC.



                                                   By:   /s/  Cy E. Hammond
                                                   -----------------------------
                                                   Cy E. Hammond
                                                   Treasurer


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